SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 March 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




March 29, 2004


                      BP First Quarter 2004 Trading Update

This trading update is aimed at providing certain estimates regarding revenue and trading conditions experienced by BP in the first quarter ending March 31, 2004, and certain identified non-operating items expected to be included in that quarter's result. The first quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on April 27, 2004. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Note on timing of release of trading update: BP intends to release future trading updates at 0700 on the second business day following the quarter end. The 1Q'04 trading update has been issued today prior to the quarter close, to coincide with today's Strategy Update briefing, at which the additional disclosures made in this trading update will be discussed. It is intended to continue the inclusion of these and other additional disclosures in future trading updates.

Resources Business : Exploration and Production

Marker prices
                                         1Q'04*    4Q'03     3Q'03     1Q'03

Brent dated ($/bbl)                      32.03     29.43     28.38     31.49

WTI ($/bbl)                              35.30     31.15     30.19     34.00

ANS USWC ($/bbl)                         34.22     29.43     28.83     33.17

US gas Henry Hub first of month index
($/mmbtu)                                 5.69      4.58      4.97      6.53

UK gas price - National Balancing Point
(p/therm)                                28.7       27.3      15.1      21.3


* as at March 25, 2004

Profit centres excluding Russia:

Production in 1Q'04, excluding volumes from our Russian operations, is expected at approximately 3,170mboed, down slightly from 4Q'03 due to divestments and events including a strike in Trinidad and unplanned losses at Northstar in Alaska.

Relative to 4Q'03, liquids realizations are moving in line with markers. Relative to 4Q'03, gas differentials in North America widened slightly due to regional demand. The 1Q'04 impact of Unrealised Profit in Stock (UPIS) is expected to reduce earnings by approximately $30m.


Russia
Marker Prices
                                  1Q'04        4Q'03        3Q'03        1Q'03

Urals (NWE - cif) ($/bbl)         28.15        27.90        27.15        29.60

Urals (Med - cif) ($/bbl)         28.35        28.00        27.15        29.75

Domestic Oil ($/bbl)              17.40        17.21        16.08         5.50



Russian Production Estimate

Production in mboed's           1Q'04        4Q'03        3Q'03*        1Q'03*

TNK-BP : oil                     765          669           654           585
         gas                      65           51            41            45


*BP's acquisition of its 50 per cent share in TNK-BP was completed on August 29, 2003. Estimate for 1Q'04 includes TNK-BP's interest in Slavneft. Production information for prior periods is shown for comparison purposes only.

In 1Q'04, BP's net share of production from Russia is anticipated to be approximately 830mboed, as shown in the table above.

During 1Q'04, domestic oil prices have remained unusually high as warmer weather has allowed product to be exported to the international market. However, we anticipate that higher domestic prices should be offset by higher lagged production taxes rolling over from 4Q'03.

Customer facing Businesses

   - Gas, Power and Renewables

Gas marketing margins are expected to be higher than 4Q'03 in North America and in the LNG business in line with higher seasonal margins seen over the past few years. NGL margins are anticipated to be similar to those in 4Q'03.

   - Refining and Marketing


Refining Indicator Margins ($/bbl)*
                            1Q'04          4Q'03          3Q'03          1Q'03
USA

- West Coast                 7.58           6.09           9.04           6.77

- Gulf Coast                 6.79           3.53           5.61           6.14

- Midwest                    4.50           2.89           6.39           4.14

North West Europe            2.63           2.21           2.47           3.70

Singapore                    3.48           2.20           1.27           2.98



Refining Global Indicator
Margin** ($/bbl.)            4.46           3.14           4.59           4.52

*As at March 25, 2004

**The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

Refining indicator margins are expected to be generally higher in 1Q'04 than in 4Q'03, particularly in the US, due to strong demand, cold weather and concerns over US gasoline supplies. Refinery availability in 1Q'04 is expected to be slightly lower than in 4Q'03 due to the outage at the Whiting refinery in February. Retail margins in 1Q'04 are expected to be similar to those in 4Q'03 against lower seasonal demand patterns.

   - Petrochemicals

Chemicals Indicator Margin ($/te) *

1Q'04            4Q'03              3Q'03                 1Q'03

n/a              114**              109                    96

* The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nextant (formally Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

** 4Q'03 provisional est.

BP petrochemical margins are expected to be broadly in line with 4Q'03. Strengthening product realisations, are expected to be offset by higher energy costs, feedstock prices and the effect of a strong Euro.


Identified non-operating Items

In 1Q'04, material gains and losses on divested assets are currently expected to amount to a gain of around $1.3bn pre-tax. Included within this figure are expected gains on the sales of our equity stakes in PetroChina and Sinopec of $1.3bn, the reversal of a loss on the sale of certain upstream Venezuelan assets in 2003 of $0.2bn and expected losses on the sale of certain assets in the customer facing businesses totaling $0.2bn.

Interest Expense

We expect interest expense to be around $60m lower than 4Q'03, mainly driven by lower debt, and lower net financing expense from our pensions and benefits plans under FRS 17.

Tax Rate

The effective tax rate for the quarter is expected to be around 35 per cent, compared with the equivalent rate in 4Q'03 of 33.5 per cent. Collectively, there is no expected tax effect arising from the identified non-operating items mentioned above.

Gearing

Gearing for the quarter is expected to fall below the bottom end of our target 25-35 per cent band. The sale of shares in PetroChina and Sinopec will more than offset the $1.4bn paid for our share of TNK-BP's 50 per cent interest in Slavneft.

Stock Purchases

During the quarter the company bought back for cancellation 155m shares for a total consideration of $1.25bn. Shares in issue as at February 28, 2004 were 22,090 million. BP has entered into an arrangement that will allow it to continue the share buy back program during the close period commencing April 1, 2004.

Rules of Thumb

The following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 pre-tax earnings. These rules of thumb are approximate. In particular the impact of large movements in the trading environment relative to that of 4Q'03 may differ from those implied by the rules of thumb. Many other factors will affect BP's earnings quarter by quarter. Actual results may therefore differ significantly from the estimates implied by the application of these rules.


2004 Operating Environment Rules of Thumb : pre tax per year

                                                           Full Year

Oil Price                                                  $570m
Brent +/- $1/bbl

Gas - Henry Hub +/- $ 0.10/mcf                             $110m

Refining* - GIM +/- $ 1/bbl                                $1120m

Petrochemicals - CIM +/- $10/te                            $200m


*Particular differences may arise between GIM and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors.

                                    - ENDS -





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  29 March 2004                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary